UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42536

Webus International Limited

(Translation of registrant’s name into English)

25/F, UK Center, EFC, Yuhang District

Hangzhou, China 311121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On June 2, 2025, Webus International Limited (the “Company”) announced the signing of a Delegated Digital-Asset Management Agreement (the “Agreement”) with Samara Alpha Management LLC (“Samara Alpha”), establishing a strategic framework for potential future digital asset treasury operations. A copy of the Agreement is attached hereto as Exhibit 99.1. The foregoing summary of the Agreement is subject to, and qualified in its entirety by, such document.

The Company issued two press releases on May 29 and June 2, 2025 (collectively, the “Press Releases”) in connection with the Agreement. Copies of the Press Releases are attached hereto as Exhibits 99.2 and 99.3, respectively.

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EXHIBITS

Exhibit No.	Description
99.1	Agreement between Webus International Limited and Samara Alpha Management LLC
99.2	Press release, dated May 29, 2025
99.3	Press release, dated June 2, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webus International Limited

By:	/s/ Zheng Nan
Name:	Zheng Nan
Title:	Chief Executive Officer

Date: June 3, 2025

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